Exhibit 4.9

ENGLISH SUMMARY OF THE DEBT RESTRUCTURE AGREEMENT
(ORIGINAL LANGUAGE – HEBREW)

BY AND BETWEEN

ELBIT VISION SYSTEMS LTD. ("EVS")

AND

BANK HAPOALIM LTD.

Dated June 30, 2010
(the “Agreement”)

Description:
Letter Agreement pursuant to which Bank Hapoalim Ltd. (the "Bank"), within the framework of the sale of ScanMaster Ltd., agrees to waive up part of EVS' existing debt to the Bank and restructure the repayment of the remaining debt, pursuant to EVS fulfilling certain conditions.

Debt Balance
EVS confirms its Debt Balance to the Bank is NIS 44,673, $231,411 and €12,000.

EVS will pay the Bank $112,000 towards the Debt Balance. Additionally, all funds in EVS' account with the Bank will be applied towards the Debt Balance.

Loan A - Terms and Interest
The Bank will loan $448,000 to EVS, the loan will be for 5 years, with principal repayable in equal consecutive monthly payments commencing January 31, 2011, and interest of LIBOR+4.47% repayable in consecutive monthly payments commencing July 31, 2010, for the outstanding principal, as it may be at every payment date.

Loan B - Terms and Interest
Additionally, the Bank will loan $105,000 to EVS, to be applied to any part of the Debt Balance, the loan will be for 10 years, with principal repayable in consecutive monthly payments commencing July 31, 2015, and interest of LIBOR+4.95% repayable in consecutive monthly payments commencing July 31, 2010, for the outstanding principal, as it may be at every payment date.

Loan C - Terms and Interest
The loan of $231,000 that was given to EVS by the Bank on November 24, 2009 ("Loan C") will continue to be repaid as originally set until December 31, 2011.

On December 31, 2011, the Bank shall loan to EVS the outstanding principal of Loan C for the repayment of Loan C, and this loan (the "January 31, 2012 Loan") will be for 102 months, with principal repayable in consecutive monthly payments commencing July 31, 2015, and interest (as it will be defined at the date of the loan) repayable in consecutive monthly payments commencing January 31, 2012, for the outstanding principal, as it may be at every payment date.

Transfer to ScanMaster Account
The Bank shall transfer amounts from Loan A, Loan B and from EVS' deposits in the Bank, a sum of $681,000 to repay part of ScanMaster's debts towards the Bank. The remainder from Loan A, Loan B and from EVS' deposits in the Bank, after the transfer to the ScanMaster account, shall be applied to any part of the Debt Balance

Waivers	Subject to EVS completing all of its obligations, as detailed in this agreement, and providing true representations, the Bank will waive the repayment of the rest of the Company's debts.
Security	All the securities existing by EVS in favor of the Bank shall continue to survive in any event, unless cancelled by the Bank.

EVS' Obligations	EVS confirms that as long as it owes the Bank any amount, it will:
	a.	provide the Bank with audited annual financial statements and any additional information regarding EVS' operations upon the Bank's request;
	b.	not sell and/or transfer and/or lease any kind of assets to any third party (this does not apply to the ScanMaster transaction);
	c.	not distribute dividends and/or distribute any amounts to any shareholder or third party on behalf of the shareholder (other than salaries), without the Bank's prior written consent;
	d.	not loan or repay any amounts to any shareholder (other than Sam Cohen's and Yaron Menashe's loan attached to this agreement) without the Bank's prior written consent;
e.
not issue and/or transfer shares or securities (other than options to employees at a rate of 0.25% of the outstanding share capital of EVS per employee and at an aggregate amount that will not exceed 5% of the outstanding share capital) without the Bank's prior written consent.

Bank Fee	All of the expenses and fees including for this agreement, will be paid by EVS.